Pacific Select Fund NSAR 06-30-06
EXHIBIT 77D
POLICIES WITH RESPECT TO SECURITY INVESTMENTS



Effective May 1, 2006, the investment practices of the Pacific Select Fund were changed as follows:

The Capital Opportunities Portfolio

*	amend the Portfolio's principal investment practice to remove the limitation that the Portfolio will not invest more than 5% of its assets in unsecured obligations of issuers which, including predecessors, controlling persons, general partners and guarantors, have a record of less than three years' continuous business operation or relevant business experience. (77Q1(b) Resolution 1)



Large-Cap Value Portfolio

*	amend the Portfolio's investment practice to allow the Portfolio to invest in swaps without a stated limit.
(77Q1(b) Resolution 2)